December 22, 2004


Ronald C. Blomkamp
Chairman, President and Chief Executive Officer
American Goldrush Corporation
1155 West Pender, Suite 708
Vancouver, British Columbia V6E 2P4

Re:  	American Goldrush Corporation
Form F-1 filed November 23, 2004
File No. 333-120722

Dear Mr. Blompkamp:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Supplementally advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell Class A, B, and C warrants. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment.
2. Please provide us with the artwork you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation
Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

3. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
4. We note that the courtesy copy you provided us was not paginated and that the margins of some of the sections were fully justified, resulting in odd spacing between letters in words and a document that in places is more difficult to read than it should be. See, for example, the risk factor headings for risk factors 4, 5 and 10. Please confirm that the versions you provide to investors will be paginated and properly justified.

Prospectus Summary, page 1
5. We note in the introductory paragraph to this section and you state that this section is not complete, that there may be information that you may not have included in this section. Please disclose all information that you believe is material at this time.
Otherwise, delete this language from your introductory paragraph.

Description of Financing Transactions, page 3
6. Please provide the specific exemption that you relied on for each of your private placements from October 2003 to date.

Trading Market, page 3
7. We note that you intend to apply to the OCTBB in this section and in your risk factor section. Please tell us, on a supplemental basis, the status and timing of your application with the OTCBB.

Risk Factors, page 5
8. Please revise your risk factor section to avoid language like "adverse effect" or "adversely affect." State specifically how the risk may affect your results of operations or financial condition.
9. Please revise your risk factors to remove the phrase "we cannot assure" or "there can be no assurance" regarding a certain set of facts. The real risk is that the event will occur; it is not your inability to prevent it.
10. We note that your risk factors, for the most part, could apply to any company within your industry classification. Please specifically tailor your risks so that they apply to your company in particular.
11. If material, provide a risk factor that addresses the possibility that you may be deemed a Passive Foreign Investment Company. Briefly explain that U.S. investors who invest in American Goldrush Corporation will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

12. Include a risk factor which addresses the fact that it would be difficult for investors to:

* Effect service of process within the United States on you or any of your non-U.S. resident executive officers or directors named in your registration statement;
* Enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors you have named in your registration statement;
* Enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian court against you or any of your non-U.S. resident executive officers or directors named in your registration statement; and
* Bring an original action in the Canadian court to enforce liabilities based on the U.S. federal securities laws against you or any of your non-U.S. resident executive officers or directors named in your registration statement.

If we do not continue to make payments under our Property Options Agreement..., page 6
13. Please state in this risk factor the reason(s) why you must pay
Mr. Polischuk CDN$50,000 and by what date you must pay the entire amount. If you plan on making payments over a period of time or on a lump sum basis, please disclose the schedule of payments or the anticipated payment date. In addition, please provide a cross-reference to a more detailed information regarding this option agreement.

Damage to the environment could also result from our operations, page
7
14. Delete the clause beginning "although we intend to substantially comply" as it serves to mitigate the risk being discussed.

We may not have access to all of the supplies and materials we need to begin..., page 10
15. We note that you will attempt to locate products, equipment and materials after this offering is complete. Please disclose why you are attempting to locate the materials needed after this offering is completed.

It is possible that there may be native or aboriginal claims to our property..., page 10
16. Please tell us, on a supplemental basis, the measures that were taken to ensure that the title is without any known defects.


Capitalization, page 13
17. Please provide the information about indebtedness and distinguish between secured and unsecured as required by Item 3.B. of Form 20-F.

Regulation and Environmental Matters, page 14
18. Provide a discussion of the specific governmental rules and regulations, including federal, provincial and local government rules and regulations, that impact your business activities. For example, if a permit is required for you to conduct any exploratory activities, please discuss the requirements for the permit, whether you have obtained such a permit or the status of your application for the permit and the regulatory body responsible for granting the permit. Additionally, include a discussion of environmental regulations, which impact your operations. We may have further comments. See Item 4.B.8 of Form 20-F.

Property Option Agreement for the Polischuk Property, page 14
19. Please provide the specific date as to when the option that you have secured will expire. In addition, provide a summary of the termination provisions in the contract.

Material Contracts, page 16
20. We note that you have an irrevocable option with Messrs. Blomkamp and Praill and that you must provide notice to each individual when you decide to purchase any or all of their shares. Please disclose the period of time that must elapse in order to maintain sufficient notice. In addition, are there any triggering events that may cause the redemption by the Company.

Employees, page 17
21. Please disclose the kind of services your outside contractors provide to the Company.

Management, page 25
22. Please provide a more detailed description, including time periods employed in various positions, for the recent business experience of each of the directors and senior management.

Executive Compensation, page 27
23. Please discuss the consulting agreement with Tricia Dennis and the material termination provisions.


Potential Conflicts of Interest, page 28
24. We note that your president and other directors work for other natural resource exploration companies. We note that you have some factors to limit the potential conflicts of interest. Please disclose any conflicts of interest that have occurred in the past with any of your executive officers, management, and/or board members.

Exchange Controls, page 36
25. The discussion in this section should concern whether or not Canada has any controls limiting, prohibiting or otherwise affecting the exchange of Canadian dollars for U.S. dollars and other currencies, not the taxation of dividends. Please revise.

Experts, page 39
26. Please identify Morton & Company as your legal counsel who has opined on your common shares.

Expenses of Issuance and Distribution, page 32
27. We note the SEC registration fee you disclose in this section is not the same amount as the total SEC registration fee you reflect on your cover page. Please explain.

Exhibit 5.1
28. Please provide the reason why you have referred to 601(b)(5) of
Regulation S-B in your legality opinion; otherwise please delete the citation.

Engineering Comments

General

29. The maps illustrating the location and access to your property occupies a small portion of the viewable area loaded into the SEC`s
EDGAR program. This may allow the average investor or viewers to bypass the map displays, believing they are viewing blank fields. Please modify the viewable area to clearly display the maps for the
average investor.    For more information, please consult the
EDGAR
manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

Risk Factors, page 5

30. Add a risk factor addressing the fact that your property has not been examined in the field by a professional geologist or mining engineer. Discuss the risks to investors.

Description of business, page 14

31. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Property option agreement for the Polischuk property, page 15

32. The fourth paragraph on page 15 references the "Pioneer" and "Bralorne" mines. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

33. The first paragraph of page 16 uses the terms "reserve(s)" and "develop" which have very specific meanings under Industry Guide 7(a)(4), (see
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
These terms reference the "development stage" when companies are engaged in preparing reserves for production, and the "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide 7, please remove the terms "reserve(s)"and "develop" throughout the document. Replace or delete the terms as needed. This includes the use of the terms in the Financial Statement headnotes and footnotes - see Instruction 1 to paragraph
(a), Industry Guide 7.

34. The fifth paragraph of page 17 uses the terms "ore(s)", "ore deposit(s)," and "ore body(s)". Under SEC Industry Guide 7, the terms "ore(s)" "ore deposit(s),"or "ore body(s)" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove these terms from this filing.

********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
Closing

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      Direct any questions on the financial statements and related disclosure to John Weitzel at (202) 942 -1807, or Barry Stem (202) 942-1919. Direct any questions regarding engineering comments to Ken
Schuler at (202) 824-5527. Direct any other questions to Susan Min at (202) 942-1951, or in her absence to me at (202) 942-2990.

								Sincerely,



								Mary Cascio
								Special Counsel
								Office of International
									Corporate Finance



cc: via facsimile
David Lubin
David Lubin & Associates
(516) 569-5053 fax





??

??

??

??

American Goldrush Corporation
December 22, 2004
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE